EXHIBIT 12

                            PSEG ENERGY HOLDINGS INC.
               Computation of Ratios of Earnings to Fixed Charges
                             (thousands of dollars)

                                                         For the Nine Months
                                                         Ended September 30,
                                                        2002             2001
                                                     ----------       ----------
Earnings as Defined in
  Regulation S--K (A):
Pre-tax income from Continuing
  Operations .................................       $(423,380)       $ 143,656
(Income)/Loss from equity investees
  net of distributions .......................         (33,943)         (42,098)
Fixed Charges ................................         177,876          136,566
Amortization of capitalized interest .........             718              355
Capitalized interest .........................         (10,271)         (13,637)
                                                     ---------        ---------
Earnings .....................................       $(289,000)       $ 224,842
                                                     =========        =========

Fixed Charges as Defined in
  Regulation S--K (B):
Total interest expensed
  and capitalized ............................         176,553          135,304
Interest in rental expense ...................           1,323            1,262
                                                     ---------        ---------
Total Fixed Charges ..........................       $ 177,876        $ 136,566
                                                     =========        =========
Ratio of Earnings to Fixed Charges ...........           (1.62)            1.65
                                                     =========        =========

(A) The term "earnings" shall be defined as pre-tax income from continuing operations before adjustment for minority interests or income or loss from equity investees. Add fixed charges adjusted to exclude (a) the amount of any interest capitalized during the period, (b) amortization of capitalized interest and (c) distributed income of equity investees. From the total, subtract interest capitalized.

(B) Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense, and (c) an estimate of interest implicit in rentals.